INDEPENDENCE CONTRACT DRILLING, INC.

11601 North Galayda Street

Houston, TX 77086

August 7, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Independence Contract Drilling, Inc.
Registration Statement on Form S-1 (Reg. No. 333-196914)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Independence Contract Drilling, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 5:00 p.m., Eastern Standard Time, on August 7, 2014 or as soon thereafter as practicable.

The Company authorizes each of David C. Buck, Melinda Brunger, or Chris Porter, all of whom are associated with our counsel Andrews Kurth LLP, to orally modify or withdraw this request for acceleration.

In addition, the Company hereby acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to David C. Buck of Andrews Kurth LLP at (713) 220-4301 and that such effectiveness also be confirmed in writing.

Very truly yours, Independence Contract Drilling, Inc.

By:	/s/ Philip A. Choyce
Philip A. Choyce
Senior Vice President and Chief Financial Officer

cc: David C. Buck, Andrews Kurth LLP